SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              Daniel Green Company
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  392775 10 2
- -------------------------------------------------------------------------------
                                 (CUSIP Number)


        Edward Bloomberg, 59 College Park, Davis, CA 95616. (916)753-5957
- -------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person to
                       Receive Notices and Communications)

                                 June 26, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 392775 10 2

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 392775 10 2


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Edward Bloomberg

2.      Check the appropriate box if a member of a group  (a)    ___
                                                          (b)    _X_
3.      SEC Use Only

4.      Source of Funds

        PF

5.      Check Box if disclosure of legal proceedings is
        required pursuant to items 2(d) or 2(e).                 ___

6.      Citizenship or Place of Organization.

        United States

Number of             7.     Sole Voting Power
Shares
Beneficially                 47,000 or 3.09%
Owned by
Each                  8.     Shared Voting Power
Reporting
Person                       61,000 or 4.03%
With
                      9.     Sole Dispositive Power

                             61,000 or 3.09%

                   10.       Shared Dispositive Power

                             47,000 or 4.03%

11.     Aggregate amount beneficially owned by each reporting person.
        108,000 shares

12.     Check box if the aggregate amount in row (11) excludes
        certain shares.                                          ___

13.     Percent of class represented by amount in Row (11)
        7.1%

14.     Type of Reporting person
        IA, IN

CUSIP NO. 392775 10 2

1.      Security and Issuer

        Common Stock; Daniel Green Company, One Main Street, Dolgeville, N.Y. 13329

2.      Identity and Background

        a)     Edward Bloomberg
        b)     59 College Park, Davis, CA 95616
        c)     Investment adviser.  Self-employed
        d)     No
        e)     No
        f)     United States

3.      Source and Amount of Funds or Other Consideration

        The source of the funds to have been used in the proposed acquisition (See Item 4 below) was the personal funds of each of Mr. Bloomberg and the other seven persons described therein.

4.      Purpose of Transaction

        On June 26, 1996, Edward Bloomberg made an offer (the "Offer") to the Board of Directors of Daniel Green Company (the "Company") to purchase 500,000 shares of Common Stock at $3.625 per share. The Offer was made by Mr. Bloomberg on behalf of himself and the following seven other individuals: Allen Benello, 875 Prospect Street, #301, La Jolla, CA 92037; Robert Robotti, Ravenswood Investment Co., L.P., 52 Vanderbilt Avenue, New York, NY 00017; Rolf E. Glover IV, 113 East Jones Street, Savannah, GA 31401; Thomas L. Hartel, ON 643 Alta Lane, Winfield, IL 60190; Linda Parnes, 49 Overhill Road, Forest Hills, NY 11375; Channing Lushbough, 420 Elm Street, Glenview, IL 60025; and Charles Brenner, P.O. Box 10, Maplewood, NJ 07040. The Offer was made in response to a then proposed sale by the Company of 475,000 shares of Common Stock to Riedman Corporation for $1.5 million in the aggregate, or approximately $3.1579 per share. A condition of the Offer was that at least four members of the nine person Board of Directors, be replaced with nominees of Mr. Bloomberg. The Offer was rejected by the Board on June 26, 1996 and the sale of 475,000 shares of common stock to Riedman Corporation was consummated. Mr. Bloomberg and the other seven aforementioned persons may be deemed to have been a `group' by virtue of their communications with one another with respect to the Offer, however; there was no written agreement or understanding among them as to the structure or terms and conditions of the group or its operations. Mr. Bloomberg and certain other of the aforementioned persons have expressed their dissatisfaction with the manner in which the Company has been

CUSIP NO. 392775 10 2


operated and some or all of such persons believe that the per share price of the shares sold to Riedman Corporation was too low. Mr. Bloomberg and one or more of such individuals do not believe that the actions of management of the Company during the past several years have been appropriate in order to enhance shareholder value. Mr. Bloomberg and the other seven persons as a group do not presently have any further plans to (a) acquire or dispose of additional securities of the Company, (b) undertake any extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, (c) effect a sale or transfer of a material amount of the Company's assets, (d) effect a change in the Company's board of directors or management or other similar action. If, however, the sale to Riedman Corporation were to be rescinded or found to be unlawful or improper, Mr. Bloomberg and/or one or more of such other persons may individually or as a group undertake one or more of the foregoing actions to achieve the objective of maximizing value for the Company's shareholders. Mr. Bloomberg and one or more of such persons may individually or in concert, pursue one or more options in order to accomplish the objective of maximizing shareholder value, including seeking rescission of the sale to Riedman Corporation, and if rescission is obtained, seeking a change in management and/or the Board of Directors of the Company, or seeking a buyer for the Company or a liquidation of the Company.

5.      Interest in Securities of the Issuer

        a)     108,000 shares.  7.1%
        b)     Sole voting power:           47,000 shares
               Shared voting power:         61,000 shares
               Sole power to dispose:       47,000 shares
               Shared power to dispose:     61,000 shares

               Power to vote and dispose shared with:

               1.     a) Ray Thompson
                      b) 1920 East 8th Street, Davis, CA  95616
                      c) Builder, Stanley Davis Homes, Home Building,
                         1920 East 6th Street, Davis, CA 95616
                      d) No
                      e) No
                      f) United States



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CUSIP NO. 392775 10 2


               2.     a) Sylvan Raphael
                      b) 19845 Lake Chabot Road, Suite 205, Castro
                         Valley, CA  94546
                      c) Physician, Sylvan Raphael, M.D., a Professional
                         Corporation, Medical Practice, 19845 Lake
                         Chabot Road, Suite 205, Castro Valley, CA
                         94546.
                      d) No.
                      e) No.
                      f) United States

               3.     a) Todd Oppenheimer
                      b) 40 White Street, San Francisco, CA 94109
                      c) Journalist, the Independent, newspaper,
                         P.O. Box 2690, Durham, NC  27705
                      d) No
                      e) No
                      f) United States

               4.     a) Kirk and Lori Dillman
                      b) 1614 Camden Parkway, South Pasadena, CA 91030
                      c) Attorneys
                      d) No
                      e) No
                      f) United States

               5.     a) Barbara and Tom Ferbel
                      b) 429 Cobbs Hill Drive, Rochester, NY 14610
                      c) Researcher and Physicist
                      d) No
                      e) No
                      f) United States

               6.     a) Doris and Julius Sassenrath
                      b) 1465 Hill Road,Glen Ellen, CA 95442
                      c) Retired
                      d) No
                      e) No
                      f) United States

               7.     a) Della Thompson
                      b) P.O. Box 2132, El Macero, CA 95618
                      c) Unknown
                      d) No
                      e) No
                      f) United States

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CUSIP NO. 392775 10 2

        c) To the extent the persons listed in the response to Item 4 are deemed to have been a group, Mr. Bloomberg shall be deemed to have acquired the securities beneficially owned by each other member of the group, as follows:
Rolf E. Glover, IV, 3,000 shares; Thomas Hartel, 6,000 shares, (Mr. Hartel's family owns an additional 4,000 shares over which he shares dispositive and voting power); Linda Parnes (Ms. Parnes' husband owns 4,875 shares and various members of her husband's family own an additional 23,225 shares. In addition, Ms. Parnes' husband is an employee of a brokerage firm at which various unrelated clients hold an additional 21,955 shares. While neither Ms. Parnes' husband nor any of her husband's family members has voting or dispositive authority over any shares other than shares directly owned by them individually, another employee of the brokerage firm at which Ms. Parnes' husband is employed has voting and dispositive authority over 23,970 shares and dispositive authority over 21,050 shares. Ms. Parnes has neither voting nor dispositive authority over any of the aforementioned shares); Channing H. Lushbough (Mr. Lushbough's son has sole voting and dispositive power over 23,970 shares held in a limited partnership and dispositive power over 21,050 shares held by clients of an investment advisor managed by Mr. Lushbough's son. In addition, 41,300 shares are held by various unrelated clients, officers, and employees of a brokerage firm at which Mr. Lushbough's son is an employee; however, neither Mr. Lushbough nor his son has any voting or dispositive authority over any of these shares. Mr. Lushbough is neither an officer, director, employee or general partner of either the partnership, the investment advisor, or the brokerage firm referred to herein. Channing H. Lushbough has neither voting nor dispositive authority over and disclaims beneficial ownership of any of the aforementioned shares); Charles Brenner, 17,120 shares, (Mr. Brenner has shared voting and dispositive power over another 33,074 shares).

        d)     None
        e)     Not applicable

6.      See response to Item 4.

7.      Not applicable

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 1996                                       _________________________
                                                   /s/ Edward Bloomberg

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